UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         National Wireless Holdings Inc.
    ---------------------------------------------------------------------------

                                (Name of Issuer)

                     Shares of Common Stock, $.01 par value
    ---------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    638560102
    ---------------------------------------------------------------------------

                                 (CUSIP Number)

                               December 31, 1999
    ---------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o        Rule 13d-1(b)
X        Rule 13d-1(c)
o        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 638560102                                SCHEDULE 13G

 1    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Laurence S. Zimmerman

 2    Check the Appropriate Box if a Member of a Group*
      (a)    o
      (b)     |X|

 3    SEC Use Only

 4    Citizenship or Place of Organization
      United States

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With

 5    Sole Voting Power          52,700(1)

 6    Shared Voting Power       148,550(2)

 7    Sole Dispositive Power     52,700(1)

 8    Shared Dispositive Power  148,550(2)

 9    Aggregate Amount Beneficially Owned by Each Reporting Person 201,250(1)(2)

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*    o

11    Percent of Class Represented by Amount in Row (9)   6.0%(3)

12    Type of Reporting Person*                             IN

* SEE INSTRUCTIONS

(1) Includes, in addition to 42,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

(2) Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

(3) Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (filed on January 31, 2000).

Item 1(a).        Name of Issuer:

                  National Wireless Holdings Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  249 Royal Palm Way, Suite 301
                  Palm Beach, Florida  33480

Item 2(a).        Name of Person Filing:

                  Laurence S. Zimmerman

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  599 Lexington Avenue, Suite 2300
                  New York, New York 10022

Item 2(c).        Citizenship:  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  638560102

Item 3.           If this  statement is filed pursuant to Rules
                  13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

         (a)      Amount Beneficially Owned:         201,250(1)(2)


(1) Includes, in addition to 42,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

(2) Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

     (b)      Percent of Class:                  6.0%(3)

     (c)      Number of shares as to which the person has:

     (i)      Sole power to vote or to direct the vote                 52,700(1)
     (ii)     Shared power to vote or to direct the vote              148,550(2)
     (iii)    Sole power to vote or to direct the vote                 52,700(1)
     (iv)     Shared power to dispose or to direct the disposition of 148,550(2)

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  See Notes 1 and 2 to the response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.  Notice of Dissolution of Group:

                  Not applicable.

Item 10(a). The following  certification shall be included
            if the statement is filed pursuant to ss.240.13d-l(b):

                  Not applicable.

(3) Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (filed on January 31, 2000).

(1) Includes, in addition to 42,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

(2) Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

Item 10(b). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000

                                                     /s/ Laurence S. Zimmerman
                                                     -------------------------
                                                     Laurence S. Zimmerman